Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC  20004
Tel.  202.739.3000
Fax: 202.739.3001
www.morganlewis.com


Christopher D. Menconi
202.739.5896
cmenconi@morganlewis.com



May 14, 2010


Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      The Advisors' Inner Circle Fund (File Nos. 33-42484 and 811-06400)
         (the "Trust")
         -----------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to the comments raised by the Staff during a telephonic conference call on April 6, 2010 concerning Post-Effective Amendment No. 119 to the Trust's Registration Statement on Form N-1A. That post-effective amendment was filed with the Commission on February 24, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series, the Aviva Investors MAP 2015 Fund (the "Fund"), to the Trust. Each of the Staff's comments and our response to each comment are set forth below. Revisions to the prospectus and statement of additional ("SAI") in response to Staff comments have been made in a filing pursuant to paragraph (c) of Rule 497 under the Securities Act of 1933 on May 11, 2010.

Prospectus

1. Comment: The Staff objects to the use of words such as "protected" and "protection" in describing the Fund's investment objective and investment strategy. The Staff, however, would not object to the use of terms such as "preserve" or "preservation." Revise the prospectus accordingly.

         Response: The prospectus has been revised by removing references to the terms "protected" and "protection" where those words were used in the investment objective or to describe the Fund's investment strategy. For example, the defined term "Protected Net Asset Value Per Share" has been changed to "PNAV" and the "Protection Component" of the Fund's investment strategy has been re-named the "Preservation Component." In addition, other references in the prospectus suggesting that a shareholder's investment in the Fund is "protected" have been revised accordingly.

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Dominic Minore, Esq.
May 14, 2010
Page 2

         Further, in response to prior discussions that we have had with you and Richard Pfordte, the name of the Fund has been changed from "Aviva Investors Protected Asset Allocation 2015 Fund" to "Aviva Investors MAP 2015 Fund." Related to the name change, the name of the Fund's investment strategy has been changed from "PAL Strategy" to "MAP Strategy."

         Finally, the Staff requested that we include in our response a representation to the effect that the Fund will not be marketed as a principal protected fund. On behalf of the Trust, we represent that the Fund will not be marketed as a principal protected fund.

2. Comment: In the section of the prospectus entitled "Investment Objective," move the following sentence to a different part of the prospectus and disclose that an investor may lose money by investing in the Fund:

              Furthermore, the Protected Net Asset Value Per Share is not insured or guaranteed by any person and, consequently, it is possible that the Fund might not be able to return at the end of the five year period an amount per share that is no less than the Protected Net Asset Value Per Share.

         Response: The sentence has been moved to the lead-in paragraph under the heading "Principal Risks" and, consistent with the response to Comment 1, the term "Protected Net Asset Value Per Share" has been changed to "PNAV." The lead-in paragraph under the heading "Principal Risks" already discloses that "As with all mutual funds, a shareholder is subject to the risk that his or her investment could lose money."

3. Comment: Remove references to the $9.00 net asset value per share floor.

         Response: The requested change has not been made. As we discussed with you and Mr. Pfortde in subsequent conference calls, the $9.00 floor (or
         PNAV) is a critical element of the Fund's investment strategy. The disclosure makes clear that the Fund does not "promise" or "guarantee" to return to shareholders on the Special Redemption Date (as defined in the prospectus) an amount per share that is no less than the PNAV. In this connection, the prospectus contains a significant amount of cautionary language designed to alert investors that the Fund may not achieve its objective of returning the PNAV. For example, the prospectus states:

              Investment Objective: The Fund seeks to return to shareholders, on the Special Redemption Date [], a net asset value per share of no less than $9.00 (the "PNAV") ... Of course, there is no assurance that the Fund will achieve its objective. (Emphasis added).

Dominic Minore, Esq.
May 14, 2010
Page 3


              Overview Section of the Principal Investment Strategy: There is no guarantee that the Fund will be able to redeem shareholders on the Special Redemption Date at a net asset value per share that is no less than the PNAV.

              Lead-in Paragraph to Principal Risks: As with all mutual funds, a shareholder is subject to the risk that his or her investment could lose money. A Fund share is not a bank deposit and it is not insured or guaranteed by the FDIC, any government agency, or any other person, including the Fund and its affiliates. Furthermore, the PNAV is not insured or guaranteed by any person and, consequently, it is possible that the Fund might not be able to return on the Special Redemption Date an amount per share that is no less than the PNAV.

              Asset Preservation Strategy Risk: Thus, in order to return the PNAV, the Performance Component of the MAP Strategy must generate returns for the Fund, net of the costs of implementation, that exceed the Fund's operating expenses.

              Net Asset Value Fluctuation Risk: The Fund's net asset value per share will fluctuate and could be greater or less than the PNAV, including on the Special Redemption Date. Shareholders who redeem their shares, whether on the Special Redemption Date or prior to that date, will be redeemed at the Fund's then-current net asset value per share. There is no guarantee that the Fund will be able to redeem shareholders on the Special Redemption Date at a net asset value per share that is no less than the PNAV.

              Large Scale Redemption Risk: If the Fund experiences substantial redemptions, it might be forced to liquidate an amount of Zero Coupon Treasuries such that it would become impracticable for the Fund to redeem shares on the Special Redemption Date at a net asset value per share that is no less than the PNAV.

         Disclosures similar to those above are made elsewhere throughout the prospectus. In light of these disclosures, we believe that a reasonable investor would not construe the PNAV as a promise or guarantee but rather would view it, like any other fund investment objective, as a goal that the Fund seeks to attain but may not be able to achieve.

         Moreover, the Fund is not unique in describing its investment objective in relation to a stated target. As we discussed during our conversations, many "absolute return" funds express their objectives as seeking to provide absolute positive return, regardless of market conditions. Other absolute return funds go further and state that they seek to provide returns that exceed some benchmark (e.g., the rate of inflation) by a specified number of basis points. Another fund that we discussed sought to preserve capital and provide a positive total return, which was described in the prospectus as 150% of the NAV per share at the inception of the "covered period" (less expenses and other items).

Dominic Minore, Esq.
May 14, 2010
Page 4


         Finally, the changes discussed in response to Comment 1--removal of the word "protected" from the Fund's name and in other places it (and similar terms) appeared in the prospectus and SAI--should alleviate concerns that the Fund's prospectus suggests that it operates like traditional principal protected funds, which characteristically are supported by insurance, credit enhancements or some other guarantee.

4. Comment: The prospectus provides that the Special Redemption Date will be on or about the fifth anniversary of the Fund's inception date. Clarify what is meant by the phrase "on or about."

         Response: In the "Overview" paragraph of the Principal Investment Strategy section of the prospectus, the disclosure has been revised to clarify that the Special Redemption Date "means a date that will be within two months before the end of 2015 (that is between November 1, 2015 and December 31, 2015). The Fund will give shareholders at least six months advance notice of the precise Special Redemption Date."

5. Comment: Under the heading "Fund Fees and Expenses," the following sentence appears in italics: "This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund." Remove the italics.

         Response:         The requested change has been made.

6. Comment: Restate footnote 1 to the Fee Table so that it reads as follows: "Other expenses are estimated for the current fiscal year."

         Response:         The requested change has been made.

7. Comment: With respect to footnote 3 to the Fee Table describing the Adviser's agreement to limit the Fund's expenses:

         a. Confirm supplementally whether the Adviser may recapture amounts that have been waived or reimbursed;

         Response:         The Adviser may not recapture amounts that have been
         waived or reimbursed.

         b. Confirm supplementally that the expense limitation agreement has been filed as an exhibit to the registration statement;

         Response: A form of the expense limitation agreement has been filed as an exhibit to the registrations statement. The final, executed version of the agreement will be filed with the Trust's next post-effective amendment.

         c. Disclose who can terminate the expense limitation agreement and the circumstances under which it can be terminated.

         Response:         The requested disclosure has been added.

Dominic Minore, Esq.
May 14, 2010
Page 5


8. Comment: Under the heading "Portfolio Turnover," delete the last sentence of the paragraph (i.e., "The Fund is new; therefore, it has no historical portfolio turnover.").

         Response:         The requested change has been made.

9. Comment: The sections entitled "Principal Investment Strategy" and "Principal Risks" should be summaries. Revise the disclosure in these sections by shortening and summarizing the strategies and risks and move the remainder of the disclosure to another part of the prospectus that is not considered part of the summary section of the prospectus (i.e., not Item 1 - 8 disclosure).

         Response:         The requested changes have been made.

10. Comment: In the section entitled "Principal Investment Strategy," disclose that the Fund is non-diversified.

         Response:         The requested disclosure has been added.

11. Comment: In the last sentence of the first paragraph under the heading "The Protection Component of the PAL Strategy" [now entitled "The Preservation Component of the MAP Strategy"], explain what is meant by the latter half of the following statement (in italics): "The Fund's purchases and sales of Zero Coupon Treasuries will be driven by investments and redemptions from the Fund and will not need to be continuously adjusted."

         Response:         The subject disclosure has been removed from the
         prospectus.

12. Comment: In the first paragraph under the heading "The Performance Component of the PAL Strategy," define what a call spread is.

         Response:         The prospectus has been revised to read as follows:

              A call spread is the simultaneous purchase of a call option with a particular strike price and expiration date and sale (or writing) of a call option with the same expiration date but a higher strike price.

13. Comment: In the last paragraph under the heading "The Performance Component of the PAL Strategy," explain why the number of options contracts does not change when there are fewer Fund assets available to purchase those contracts.

         Response: The disclosure has been revised as follows to explain why the number of options contracts does not change (the bracketed disclosure is existing disclosure; the disclosure that follows is new in response to the Staff's comment):

Dominic Minore, Esq.
May 14, 2010
Page 6


              [However, even though Fund assets allocated to the Performance Component would be lower, the number of option contracts purchased to provide the Performance Component does not change] because the net asset value of the Fund reflects the current value of Zero Coupon Treasuries and the options contracts (as well as the value of the Fund's other assets). Thus, when an investor purchases shares of the Fund at net asset value, the proceeds of that purchase are sufficient for the Fund to acquire the same options contracts then held by the Fund and the required par amount of Zero Coupon Treasuries necessary to redeem the Fund's outstanding shares on the Special Redemption Date at a net asset value per share that is no less than the PNAV.

14. Comment: Revise the third sentence under the heading "The TARA Component of the PAL Strategy," which describes an equation that is used in determining when the Fund closes out an options position, so that it is in plain English.

         Response:         The requested change has been made.

15. Comment: Under the heading "Special Redemption Date," add risk disclosure advising shareholders that, after the Special Redemption Date, the Fund's expense ratio could increase if the Fund experiences significant redemptions on the Special Redemption Date and the Adviser does not extend its expense limitation agreement.

         Response: The following disclosure has been added: "The Fund's operating expenses may increase if the Fund continues operations after the Special Redemption Date and the Adviser does not continue its expense limitation agreement."

16. Comment: Under the heading "Continuous Offering of Fund Shares," revise the following sentence of the first paragraph to clarify that shareholders may redeem their shares at any time as the use of the word "generally" creates an ambiguity:

              Although the Fund reserves the right to suspend sales at any time, shareholders may generally purchase and redeem shares on any day that the Fund is open for business.

         Response:         The sentence has been revised as follows:

              Shares of the Fund may be purchased and redeemed on any day that the Fund is open for business. The Fund, however, reserves the right to suspend the offer and sale of its shares at any time.

17. Comment: At the end of the second paragraph under the heading "Continuous Offering of Fund Shares," state that shareholders may lose money by investing in the Fund and that the net asset value of the Fund may decline.

         Response: The requested disclosure has been added in "Net Asset Value Fluctuation Risk" under the heading "More Information about the Fund's Principal Risks."

Dominic Minore, Esq.
May 14, 2010
Page 7


18. Comment: The Staff objects to the use of tables in risk disclosure that is included in the summary section of the prospectus. Move the table that is included in "Asset Protection Strategy Risk" to a different part of the prospectus. Further, include in the table examples based on PNAVs that are less than $9.00 per share.

         Response: In response to Comment 9 above, the prospectus has been revised to include an expanded discussion of the Fund's principal risks in the non-summary section of the prospectus. The table has been moved to that discussion under the heading "Asset Preservation Strategy Risk." The table has not been revised to add examples based on PNAVs that are less than $9.00 per share. However, to address the Staff's comment, footnotes have been added to the table explaining that the results shown assume that the Fund has been successful in achieving its investment objective and that, if the net asset value per share of the Fund is less than the PNAV on the Special Redemption Date, the projected amount available for redemption and the projected gain would be less and the projected loss would be greater.

19. Comment: If the Fund will have exposure to issuers located or doing business in emerging market countries, add emerging markets risk disclosure.

         Response: The Fund does not anticipate having exposure to issuers located or doing business in emerging markets.

20. Comment: In the description of "Non-Diversification Risk," explain that the Fund's significant investment in Zero Coupon Treasuries exacerbates the Fund's lack of diversification.

         Response: The requested change has not been made. The Fund's investments in Zero Coupon Treasuries do not make the Fund any more risky than a non-diversified fund that does not invest in Zero Coupon Treasuries.

21. Comment: Under the heading "Performance Information," revise the sentence to include the information required by instruction 1(b) to
         Item 4(b)(2) of Form N-1A.

         Response:         The requested change has been made.

22. Comment: For each portfolio manager listed under the heading "Portfolio Managers" in the summary section of the prospectus, state that the person has been a portfolio manager of the Fund since the Fund's inception.

         Response:         The requested disclosure has been added.

23. Comment: Under the heading "More Information about the Fund and Its Investments," retitle and re-order the disclosure as follows:

Dominic Minore, Esq.
May 14, 2010
Page 8


         a. Place the fourth paragraph immediately under the first paragraph and title these two paragraphs "More Information about the Fund's Investment Objectives;"

         b. Include a new heading above the current second and third paragraphs "More Information about the Fund's Principal Risks;" and

         c. Include a new heading above the current fifth paragraph "More Information about the Fund's Principal Investment Strategy."

         Response:         The requested changes have been made.

24. Comment: Consider including the last sentence of the paragraph that begins "Zero Coupon Securities" in the section entitled "More Information about the Fund and Its Investments" as a risk factor (i.e., "For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than those of comparable securities that pay interest currently, which fluctuation is greater as the period to maturity is longer.").

         Response: The requested change has been made by moving the subject disclosure to "Interest Rate Risk - Zero Coupon Treasuries" in the "Principal Risks" section.

25. Comment: The prospectus states that "The Fund reserves the right to engage in options transactions on indices or ETFs that are different than those identified above without notice to shareholders." Include in your response to the Staff an undertaking that the Fund will supplement its prospectus to describe any change in the foregoing made by the Fund.

         Response: The Fund undertakes to supplement its prospectus if it engages in options transactions on indices or ETFs that are different than those identified in the prospectus.

26. Comment: At the end of the second paragraph under the heading "Buying or Selling Through a Financial Intermediary," add a statement advising shareholders to inquire with their financial intermediary whether it is authorized to accept purchase and redemption requests for Fund shares.

         Response:         The requested disclosure has been added.

SAI

Changes have been made to the SAI, as necessary, to conform the disclosure in the SAI to the disclosure in the prospectus, as revised in response to the Staff's comments.

1. Comment: Under the heading "Repurchase Agreements," state whether there is a limit on the percentage of Fund assets that may be used in connection with repurchase agreements.

Dominic Minore, Esq.
May 14, 2010
Page 9


         Response: The following disclosure has been added to the SAI: "The Fund does not invest in repurchase agreements with respect to more than 33 1/3% of its total assets."

2. Comment: Under the heading "Reverse Repurchase Agreements:"

         a. Revise the fourth sentence by adding the double underlined phrase:
         "The Fund will in each instance establish a segregated account with the Trust's custodian bank . . .";

         Response:         The requested disclosure has been added.

         b. Add risk disclosure concerning borrowing.

         Response: The first sentence of the section has been revised to read as follows: "The Fund may enter into reverse repurchase agreements, which involve the sale of securities with an agreement to repurchase the securities at an agreed-upon price, date and interest payment and have the characteristics of borrowing."

3. Comment: Under the heading "Swap Agreements:"

         a. Disclose the maximum percentage of Fund assets that may be invested in swaps;

         Response: The following disclosure has been added: "The Fund will not enter into swap agreements with respect to more than 25% of its total assets."

         b. Disclose the maximum percentage of Fund assets that may be invested in swaps with the same counterparty.

         Response: The following disclosure has been added: "Moreover, the Fund will not enter into swap agreements with one counterparty with respect to more than 10% of the Fund's total assets."

4. Comment: In the description of the fundamental policy on borrowing, clarify that the 33 1/3% limit applies to reverse repurchase agreements.

         Response: The requested change has not been made. Under the heading "Reverse Repurchase Agreements," the Fund discloses that it "does not engage in reverse repurchase agreements with respect to more than 33 1/3% of its total assets."

5. Comment: Include one of the following:

         a. In the SAI, under the heading "Non-Fundamental Policies," a policy prohibiting the Fund from making further investments if more than 5% of the Fund's total assets are represented by borrowings; or

Dominic Minore, Esq.
May 14, 2010
Page 10


         b. In the prospectus, risk disclosure on leverage.

         Response:         The following non-fundamental policy has been added
         to the SAI:

              The Fund may not borrow money from a bank in an amount exceeding 33 1/3% of the value of its total assets, provided that, for purposes of this limitation, investment strategies that obligate the Fund to purchase securities, require the Fund to segregate assets, or otherwise require the Fund to cover or offset a position are not considered to be borrowing. Asset coverage of at least 300% is required for borrowings, except where the Fund has borrowed money, from any source, for temporary purposes in an amount not exceeding 5% of its total assets. The Fund will not purchase securities while its borrowing exceeds 5% of its total assets.

6. Comment: Include in the SAI the disclosure required by the recent amendments to Form N-1A concerning the structure and role of the board of trustees and the trustees' qualifications.

         Response:         The disclosure has been added to the SAI.

                                  * * * * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5896.

Sincerely,

/s/ Christopher D. Menconi
--------------------------
Christopher D. Menconi


cc:      Joseph M. Gallo, Esq.
         Timothy W. Levin, Esq.